Gulfstar Energy
                                   Corporation
                            600 17th St., Suite 2800
                                Denver, CO 80202
                                 (303) 860-1632

March 8, 2011



Mr. Karl Hiller
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:  Gulfstar Energy Corporation
         Form 10-K for the Fiscal Year Ended  December  31, 2009
         Filed March 29, 2010
         Form 8-K Filed  August  5, 2010
         Form 10-Q for the  Fiscal  Quarter Ended June 30, 2010
         Filed October 6, 2010
         Filed No. 333-151398

Dear Mr. Hiller:

We are in receipt of your correspondence dated February 10, 2011, regarding the above referenced Securities and Exchange Commission Filings of Gulfstar Energy Corporation ("the Company"). We are providing the following responses to such comment letter. The responses set forth below are numbered to correspond to the numbered comments in the Staff's comment letter, which have been reproduced here for ease of reference.

General

     1. We understand that you intend to file an amended Form 8-K in response to prior comments 1 and 4. Please file your amendment without further delay.

         Response to Comment 1
         ---------------------

         We will file the appropriate amended Form 8-K without further delay in response to prior comments 1 and 4.

Form 10-Q for the Quarter Ended June 30, 2010

Note 1 - Organization and Summary of Significant Accounting Policies, page 8

     2. We note your disclosures indicating that "Goodwill of $368,369 consists of the assumption by the Company of Talon's negative equity of $263,083 and the purchase of Talon's 3,509,530 common shares valued at $.03 each which totaled $105,286." We understand from your response to prior comment 2 that you recorded the acquisition of Talon as a business combination at fair value in accordance with FASB ASC Topic 805-10. Please address the following points:

          a. Please explain why the amount of goodwill you recorded is inconsistent with amounts previously disclosed in the Form 8-K you filed on August 5, 2010 indicating goodwill of $441,656 and the Form 8-K you filed on December 1, 2010 indicating goodwill of $285,190.

          Response to Comment 2a
          ----------------------

          The Company's method of reporting goodwill, as noted below in the response under comment 2b of this comment 2, was consistent in both the original Form 8-K filed on August 5, 2010 and the amended Form 8-K filed on December 1, 2010, as well as the Company's response filed with the SEC dated January 7, 2011. The Company fully recognizes that this method used to determine the fair value of Talon's equity vs. its negative book value of equity at the time of purchase by Gulfstar Energy Corporation ("Gulfstar") would in fact generate a different amount of goodwill as noted in the Staff's above comment 2a.

          Subsequent to the purchase of Talon by Gulfstar and the initial inclusion of the pro forma information in the original Form 8-K filed on August 5, 2010, the accounting records of Talon were adjusted based upon analysis by Talon of its assets and liabilities as of June 30, 2010 and as such the negative book value was accordingly adjusted for such findings. These adjustments affected both the cash account and the Deferred tax benefit asset in the amount of $203,600 as well as the accrued liabilities which had been included in balance sheets filed in the original and amended Form 8-Ks' filed on August 5, 2010 and December 1, 2010 respectively. The deferred tax benefit was not recorded as an asset on the balance sheet at June 30, 2010, since it was determined subsequently but prior to the filing of the Form 10Q for the Quarter Ended June 30, 2010 not to have any value. Thus, the original Form 8-K filed on August 5, 2010 and the amended Form 8-K filed on December 1, 2010 recording goodwill in the amounts of $441,586 and $285,190, respectively, as well as the Form 10Q for the Quarter Ended June 30, 2010 filed on October 6, 2010 recording goodwill in the amount of $368,369 were the result of these additional adjustments to the books and records of Talon as of June 30, 2010.

          Further analysis of the accounting records subsequent to the original Form 8-K filed on August 5, 2010 and the amended Form 8-K filed on December 1, 2010 and the SEC comment letter dated February 10, 2011 has determined that 739,310 restricted shares of the Company's common stock was not recorded as an acquisition cost relative to the acquisition of Talon by the Company. These 739,310 shares have been recorded at fair value of $22,179 or $.03 per share and included as part of the goodwill and therefore the amount of goodwill has been adjusted from $368,369 to $390,548. Such goodwill in the amount of $390,548 has been reported in the pro forma information and such information will be provided within the filing of the amended Form 8-K under comment 1 above.

          In addition, the Company has reviewed the original Form 10Qs' for the Quarters Ended June 30, 2010 and September 30, 2010 filed on October 2, 2010 and November 15, 2010 respectively and determined based upon FASB ASC Topic 805-10-25 that any change to these Form 10Qs would be considered immaterial. There would be a change of approximately .5% to total assets and .6% to total equity for each quarterly report, no change to either net loss or basic and diluted net loss per common share for either quarterly report and total shares of common stock outstanding would change by approximately 4.5% for either quarterly report. Thus, the recording of 739,310 shares of the Company's restricted common stock and related disclosures will be included within the filing of the Form 10-K for the year ended December 31, 2010.

          Therefore, the Company references FASB ASC Topic 805-10-25 in that the above information recognizes that the Measurement Period for accounting was not complete as of the end of the reporting period June 30, 2010 and thus the need to file the original Form 8-K on August 5, 2010, the amended Form 8-K on December 1, 2010 and the amended Form 8-K in response to comment 1 above. As such, the amounts to be included in the amended 8-K referenced in comment 1 above include the final accounting for goodwill.

          b.   Please  describe the fair value methods and  techniques  that you
               used  to  determine  the   "negative   equity"  of  Talon  Energy
               Corporation was $263,083.

          Response to Comment 2b
          ----------------------

          At the time of the purchase of Talon by Gulfstar, Talon was a privately-held development stage company. In light of Talon having no operating history, no comparable market, no tangible assets other than cash, and no recognizable intangible assets, management determined that the Net Asset Valuation method was the most appropriate for determining the fair value of Talon's net assets. Therefore, in applying the Net Asset Valuation method, management determined that the fair value of the liabilities [accrued liabilities] in the amount of $340,061 was in excess of the fair value of the assets [cash] in the amount of $76,978 by $263,083.

          c. Please provide the pro forma information required by Rule 8-03(b)4 of Regulation S-X or tell us why you believe these requirements do not apply to you.


          Response to Comment 2c
          ----------------------

          The pro forma information should have been included within the filing of the Form 10Q for the Quarter Ended June 30, 2010 but the pro forma information was not available at the time. The pro forma information will be provided within the filing of the amended Form 8-K under comment 1 above. Though, we have attached a draft version of such items for your review, at this time.

          d. Submit the disclosures required by FASB ASC Section 805-10-50 which you intend to include in your next set of annual financial statements to report the acquisition of Talon Energy Corporation.


          Response to Comment 2d
          ----------------------

          The disclosures required by FASB ASC Section 805-10-50 will be submitted within the filing of the Form 10-K for the year ended December 31, 2010. Though, we have attached a draft version of such items for your review, at this time.

We would request that after you have had a chance to review the enclosed responses and attachments that we be able to convene a conference call to discuss any further concerns that you may have based upon these responses, prior to filing the amended Current Report on Form 8-K. Please contact Kristi J. Kampmann of our corporate counsel's office at 303-422-8127 to coordinate such call.

In connection with the Staff's comments, we hereby acknowledge that:

          a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          c) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

/s/Stephen Warner, CFO
----------------------

Stephen Warner, CFO
Gulfstar Energy Corporation
3410 Embassy Drive
West Palm Beach, FL 33401


Cc: Michael A. Littman
      Attorney At Law

     Scott Miller
     UHY, LLP

Enclosures

                     GULFSTAR ENERGY, INC. AND SUBSIDIARIES
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 March 31, 2010
                                   (Unaudited)

                                                                          Historical
                                                                  --------------------------
                                                             Gulfstar Energy    Talon Energy,  Gulfstar Energy     Pro forma
                                                             Corporation        Inc.           Group, LLC          adjustments
                                                             --------------    -------------   ---------------    ------------------
ASSETS



Cash and cash equivalents                                 $            470  $       144,784 $         616,386  $              -
Note receivable                                                          -                -            10,000                 -
Deferred tax benefit                                                     -          203,600                 -                 -
                                                             --------------    -------------   ---------------    ------------------
   Total current assets                                                470          348,384           626,386                 -
                                                             --------------    -------------   ---------------    ------------------
Property and equipment, net                                          1,122                -         4,064,493                 -
                                                             --------------    -------------   ---------------    ------------------
Note receivable, related party                                           -                -            82,325                 -
Intangible assets                                                        -                -           169,374                 -
Goodwill                                                                 -                -                 - e         390,548
                                                             --------------    -------------   ---------------    ------------------
  Total other assets                                                     -                -           251,699           390,548
                                                             --------------    -------------   ---------------    ------------------
   Total assets                                           $          1,592  $       348,384 $       4,942,578  $        390,548
                                                             ==============    =============   ===============    ==================

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY

Accounts payable                                          $          6,162  $             - $         727,035  $              -
Litigation settlement payment                                            -                -            70,000                 -
Deposits                                                                 -                -           441,465                 -
Accrued expenses and liabilities                                         -          320,058                 -                 -
Loans from shareholders                                                  -                -                 -                 -
                                                             --------------    -------------   ---------------    ------------------
   Total current liabilities                                         6,162          320,058         1,238,500                 -
                                                             --------------    -------------   ---------------    ------------------
Non-controlling interest                                                 -                -                 - f       1,481,631

Common stock                                                         4,255            1,298                 - g          10,148
Additional paid in capital                                         476,818          546,394                 - g       4,609,837
Equity membership                                                        -                          6,716,077 g      (6,716,077)
Accumulated deficit                                               (485,643)        (519,366)       (3,011,999)g       1,005,009
                                                             --------------    -------------   ---------------    ------------------
     Total stockholders' (deficit) equity                           (4,570)          28,326         3,704,078           390,548
                                                             --------------    -------------   ---------------    ------------------
 Total liabilities and stockholders' (deficit) equity     $          1,592  $       348,384 $       4,942,578  $        390,548
                                                             ==============    =============   ===============    ==================


                     GULFSTAR ENERGY, INC. AND SUBSIDIARIES
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 March 31, 2010
                                   (Unaudited)


(continued)

                                                                Pro forma
                                                                consolidated
ASSETS                                                          -----------



Cash and cash equivalents                                        $ 761,640
Note receivable                                                     10,000
Deferred tax benefit                                               203,600
                                                                -----------
   Total current assets                                            975,240
                                                                -----------
Property and equipment, net                                      4,065,615
                                                                -----------
Note receivable, related party                                      82,325
Intangible assets                                                  169,374
Goodwill                                                           390,548
                                                                -----------
  Total other assets                                               642,247
                                                                -----------
   Total assets                                                 $5,683,102
                                                                ===========

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY

Accounts payable                                                 $ 733,197
Litigation settlement payment                                       70,000
Deposits                                                           441,465
Accrued expenses and liabilities                                   320,058
Loans from shareholders                                                  -
                                                                -----------
   Total current liabilities                                     1,564,720
                                                                -----------
Non-controlling interest                                         1,481,631

Common stock                                                        15,701
Additional paid in capital                                       5,633,049
Equity membership                                                        -
Accumulated deficit                                             (3,011,999)
                                                                -----------
     Total stockholders' (deficit) equity                        4,118,382
                                                                -----------
 Total liabilities and stockholders' (deficit) equity           $5,683,102
                                                                ===========



                     GULFSTAR ENERGY, INC. AND SUBSIDIARIES
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE QUARTER ENDED MARCH 31, 2010
                                   (Unaudited)


                                                                      Historical
                                                          -----------------------------------
                                                Gulfstar Energy       Talon Energy          Gulfstar Energy   Pro forma
                                                Corporation           Corporation           Group LLC         adjustment
                                                ------------------    -----------------    --------------   --------------

Revenues                                     $                  - $                  - $           4,169 $              -
Direct Costs                                                    -                    -                 -                -
                                                ------------------    -----------------    --------------   --------------
Gross profit                                                    -                    -             4,169                -
                                                ------------------    -----------------    --------------   --------------
Operating expenses:
    General and Administrative expense                     17,685              101,529           201,632                -
                                                ------------------    -----------------    --------------   --------------
Total operating expenses                                   17,685              101,529           201,632                -
                                                ------------------    -----------------    --------------   --------------
Loss from operations                                      (17,685)            (101,529)         (197,463)               -
                                                ------------------    -----------------    --------------   --------------
Other income:
Non controlling interest                                        -                    -                 - f        (15,078)
     Other income                                               -                   37           231,365                -
     Other expense                                              -                    -                 -                -
                                                ------------------    -----------------    --------------   --------------
                                                                -                   37           231,365          (15,078)
                                                ------------------    -----------------    --------------   --------------
Deferred income taxes                                           -                    -                 -                -
                                                ------------------    -----------------    --------------   --------------
Net loss                                     $            (17,685) $          (101,492) $         33,902 $        (15,078)
                                                ==================    =================    ==============   ==============
Basic and diluted net loss per common share  $              (0.00)
                                                ==================
Weighted average number of common
  shares outstanding                                    4,105,524                                        a     (3,723,583)
                                                ==================
                                                                                                         b        145,000
                                                                                                         c          5,000
                                                                                                         d 15,908,499


                     GULFSTAR ENERGY, INC. AND SUBSIDIARIES
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE QUARTER ENDED MARCH 31, 2010
                                   (Unaudited)

(continued)

                                                    Pro forma
                                                   consolidated
                                                   --------------
Revenues                                           $       4,169
Direct Costs                                                   -
                                                   --------------
Gross profit                                               4,169
                                                   --------------
Operating expenses:
    General and Administrative expense                   320,846
                                                   --------------
Total operating expenses                                 320,846
                                                   --------------
Loss from operations                                    (316,677)
                                                   --------------
Other income:
Non controlling interest                                 (15,078)
     Other income                                        231,402
     Other expense                                             -
                                                   --------------
                                                         216,324
                                                   --------------
Deferred income taxes                                          -
                                                   --------------
Net loss                                           $    (100,353)
                                                   ==============
Basic and diluted net loss per common share        $       (0.01)
                                                   ==============
Weighted average number of common
  shares outstanding                                  16,440,440
                                                   ==============

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On May 5, 2010, Gulfstar Energy Corporation (the "Company") entered into a Share Exchange Agreement (Agreement) with Talon Energy Corporation (Talon). Talon is a Florida Company engaged in management activities in the oil and gas industry. The closing of the acquisition of Talon was contingent upon the delivery of audited financial statements of Talon and the issuance and delivery of the common stock of the Company and Talon. On June 24, 2010, the Agreement was replaced by a Revised and Amended Share Exchange and Acquisition Agreement providing essentially the same terms and requiring and contemplating the delivery of a Share Exchange Agreement for approximately 60% of Gulfstar Energy Group, LLC (the "LLC") and closing thereon and delivery of an Acquisition Agreement for approximately 40% of the LLC. The Agreement provided for the Company to issue 3,509,530 restricted shares of its common stock to the shareholders of Talon in exchange for the issued and outstanding shares of Talon. After the exchange of such shares the Company owns 100% of the issued and outstanding stock of Talon.

As part of the Talon transaction, the Company issued 739,310 restricted shares of its common stock for professional fees and closing costs including 729,310 restricted shares of its common stock issued to an affiliate of an officer and director of the Company.

On June 24, 2010, the Company entered into and completed a Share Exchange Agreement with Jason Sharp and Timothy Sharp, officers and members of the LLC, a Mississippi Limited Liability Company, for approximately 60% of the LLC, for 11,659,659 shares (restricted) of common stock of the Company.

The Acquisition Agreement with the LLC provides for the Acquisition of the remaining approximately 40% of the outstanding interests of the LLC, but requires the effectiveness of a Registration Statement filed with Securities and Exchange Commission to register the remaining shares of common stock offered to the individual interest holders of the LLC.

The LLC transaction was accounted for as a reverse recapitalization in which the LLC was determined to be the acquirer for accounting purposes. The Talon acquisition was accounted for as a purchase for accounting purposes. On May 5, 2010, the Company affected a reverse split of the common stock of Gulfstar Energy Corporation in conjunction with the transactions with Talon and the LLC. The reverse split was on a 1 for 8 basis.

The accompanying Unaudited Pro Forma Condensed Consolidated Balance Sheet gives effect to the acquisition as if it had been consummated on March 31, 2010.

The accompanying Unaudited Pro Forma Condensed Consolidated Statement of Operations for the quarter ended March 31, 2010 gives effect to the acquisition as if it had been consummated on January 1, 2010.

The Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the historical financial statements of Talon and the LLC as well as with those of the Registrant. The Unaudited Pro Forma Consolidated Financial Statements do not purport to be indicative of the financial position or results of operations that would have actually been obtained had such transactions been completed as of the assumed dates and for the period presented, or which may be obtained in the future. The Pro Forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that the Registrant believes are reasonable.

                  GULFSTAR ENERGY CORPORATION AND SUBSIDIARIES
    NOTES TO UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS
                                 MARCH 31, 2010
                                   (Unaudited)


NOTE 1 - RECONCILIATION OF OUTSTANDING SHARES

(a) This entry is recorded to reflect the reverse split of the common stock the Company in conjunction with the transactions with Talon and the LLC. The reverse split was on a 1 for 8 basis.
(b) This entry is recorded to reflect the issuance of 145,000 post - reverse split shares of the Company's restricted common stock for services valued at $4,350 or $.03 per share.
(c) This entry is recorded to reflect the issuance of 5,000 post-split shares of the Company's restricted common stock as payment of outstanding debt of $5,000.
(d) This entry is recorded to reflect the reverse recapitalization between Gulfstar Energy Corporation and the LLC and the subsequent acquisition of Talon including related acquisition costs. In order to effect these transactions, Gulfstar Energy Corporation issued 3,509,530 shares of its common stock to the shareholders of Talon, 11,659,659 shares of its common stock to the equity holders of approximately 60% of the equity of the LLC and 739,310 shares of its common stock for acquisition costs.

NOTE 2 - GOODWILL

(e) This entry is recorded to report the amount of goodwill as a result of the acquisition of Talon by the Company which is represented by the combination of: (1) the fair value of consideration paid by the Company to 100% of Talon outstanding shareholders of the Company's 3,509,350 shares of its restricted common stock at $.03 per share or $105,286 plus, (2) the fair value of consideration paid by the Company for professional fees and closing costs of 739,310 shares of its common stock at $.03 per share or $22,179 and (3) the fair value of the net assets of Talon at this time of purchase.


NOTE 3 - NON CONTROLLING INTEREST

(f) This entry is recorded to represent the approximate 40% non controlling interest of the LLC not owned by the Company.


NOTE 4 - EQUITY

(g) These entries are recorded to reflect the recapitalization of the Company from a limited liability company to a corporation as well as the reporting of goodwill in excess of the book value of Talon along with the elimination of accumulated deficit of the Gulfstar Energy Corporation.

                  GULFSTAR ENERGY CORPORATION AND SUBSIDIARIES
                     COMMENT LETTER DATED FEBRUARY 10, 2011
                        RESPONSE TO ITEM #2D OF COMMENT 2

DISCLOSURES REQUIRED BY FASB ASC SECTION 805-10-50
--------------------------------------------------

BUSINESS COMBINATION

(h) Effective June 30, 2010, the Company acquired 100% of the issued and outstanding stock of Talon. Talon provides management services in the oil and gas industry and the ability to obtain capital. As a result of the acquisition, the Company has been able to use this management experience as well as the ability to obtain capital for the acquisitions and development of oil and gas properties.

         The following table presents the allocation of acquisition costs, including professional fees and other related costs, to the assets acquired and liabilities assumed, based on their fair values at June 30, 2010:

                  Purchase price

                    Accrued liabilities in excess of cash        $263,089

                    739,310 shares of the Company common

                      Stock valued at $.03 per share              $22,179

                    3,509,350 shares of the Company common

                      Stock valued at $.03 per share             $105,280
                                                                 --------

                  Total consideration                                 $390,548
                                                                      ========

                  Allocation of purchase price

                    Goodwill                                     $390,548
                                                                 --------



                  Total assets acquired                               $390,548
                                                                      ========


          The total amount of goodwill is expected to be amortized for income tax purposes at the corporate level.

          The amount of revenue and earnings of Talon since the date of the acquisition through December 31, 2010 is $0 and $0 respectively.

          The amount of revenue and (losses) of the combined entity for the year ended December 31, 2009 is $0 and $(907,001) respectively which was reported as supplemental pro forma information in the Form 8-K filed on August 5, 2010.